February 7, 2007

Mr. Jason Wynn                   VIA FAX AT (202) 772-9369
Division of Corporate Finance                   AND VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3756

Re:   New Century Energy Corp.
                          Registration Statement on Form SB-2
                          File No. 333-135827

Dear Mr. Wynn:

  Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 10:00 a.m. eastern standard time, Monday, February 12, 2007, or as soon thereafter as practicable.

  Additionally, New Century Energy Corp. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

New Century Energy Corp.

/s/ Edward R. DeStefano__________________
Edward R. DeStefano
President